BioDelivery Sciences International, Inc.
4131 ParkLake Avenue
Suite 225
Raleigh, NC 27612

September 11, 2019

Via EDGAR Transmission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: BioDelivery Sciences International, Inc.: Registration Statement on Form S-3 filed July 29, 2019 (File No. 333-232880)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), BioDelivery Sciences International, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 13, 2019, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Robert E. Puopolo of Goodwin Procter LLP at (617) 570-1393.

Sincerely,
BioDelivery Sciences International, Inc.

/s/ Mary Theresa Coelho

Mary Theresa Coelho
Treasurer and Chief Financial Officer
cc:     Herm Cukier, BioDelivery Sciences International, Inc.
Jim Vollins, BioDelivery Sciences International, Inc.
Robert E. Puopolo, Esq., Goodwin Procter LLP
Marishka DeToy, Esq., Goodwin Procter LLP